CAROSH COMPLIANCE SOLUTIONS

The most efficient and cost-effective HIPAA compliance programs.



carosh.com   Crown Point, IN   in   f

Technology   B2B   Healthcare   SaaS

Highlights

(1) We have a 15 year track record in business with a 92% client retention rate.

(2) We developed a standardized HIPAA compliance program that is both thorough and affordable.

(3) We developed a custom compliance platform to manage all aspects of HIPAA compliance.

(4) We also provide a full range of custom HIPAA compliance programs.

(5) Products & services are designed for seamless cross & up sell opportunities for revenue enhancements

(6) Find out more about one of our top products at https://carosh.com/hipaa-compliance-workshop/

Our Team



Roger Shindell Founder & CEO MS, CHPS, CISA, CIPM

A recognized industry expert Roger, has more than 50 years of multidisciplinary experience in compliance, health care, operations & information technology as an advisor to and principal in a number of health care, technology and service an advisor to and principal in a number of health care, technology and service companies.

The vast majority of providers, particularly small and midsized practices, don't have the knowledge to effectively implement a HIPAA compliance program that will pass regulatory scrutiny. Our goal is to provide the knowledge and tools to address this knowledge gap with solutions tailored specifically to the needs of the individual provider.



Stephanie Lathrop   COO, SHRM-CP, CHPC

Stephanie came to Carosh Compliance Solutions in 2018 with 10 years of experience in HIPAA compliance, accounting/tax and entrepreneurial experience, buying her first business when she was 21 years old.



Robert O'Meara   Chief Developer and Project Manager

With 30 years of senior software development and project management experience, primarily with GE Health. Robert is responsible for all development (both coding and managing engineers) of Carosh's software HIPAA Suite®.



Greg Rakas   Chief Business Development Officer

Prior to joining Carosh, Greg was the early-stage sales lead for several successful Healthcare startups (ZocDoc, Health iPASS, Pearl Health, & ShiftMed) in both growth and management. He brings over 20 years of sales leadership to Carosh



Pamela Coley   VP Operations, Value-Added Reseller

Pamela has over 20 years of consulting experience. She has aided start-ups to Fortune 1000 companies. Pamela has helped companies such as BC/BS and HeathiPASS scale by building a talent framework and streamlining operations



Olha Vakuliuk   Director, Digital Marketing

Olha has revamped our digital marketing, increasing our outreach efforts tremendously in a short amount of time.



Bill Huston   Crowdfunding Strategy Consultant

Inc. Magazine Top 19 Global Crowdfunding Expert

Pitch Pitch



CAROSH

THE SMART INVESTMENT

Ensuring HIPAA Compliance and Protecting Profits for Practice Owners



Our Company
Carosh Compliance Solutions provides affordable HIPAA Consulting services nationwide for small to medium-sized medical practices, solo practitioners, healthcare organizations and their business associates by leveraging our proprietary software HIPAA Suite®
We believe Providers should be able to spend more energy with their patients and less time worrying about maintaining HIPAA compliance.
MEDICAL COMPLIANCE
CAROSH



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Carosh Compliance Solutions is revitalizing medical data privacy and security for the 21st century. Our proprietary software driven workshops allow medical practices and their vendors to achieve HIPAA compliance in the most efficient and economical way available.

Table of Contents
1. The Problem We Solve - Our Solution
2. Our Business Model
3. Competitive Landscape
4. Marketing and Sales Strategy
5. Introduction to the Team
6. Funding Needs
7. Investment Details
CAROSH

Defining The Problem

- Over 97% of Practices will have one breach every 24 months, almost 50% will have 5 or more.

- 90% of Hospital CIOs describe HIPAA as *"confusing and too complexed to understand"*. What chance does a small or mid-sized practice have?

- 80% of practices conduct inadequate security risk assessment.

- OCR believes most breaches are the result of poor training.

- Building a compliance program that will pass regulatory scrutiny, most practices can expect to spend up to 220 hours, costing anywhere between **$18,000 - $50,000** per year.



CAROSH

Even today over 80% of practices do not comply with the minimum requirements of the HIPAA regulations exposing the practice to both fines and penalties along with lost revenue. The patient will incur enormous costs from breaches, both financial and the time required to remediate the loss of privacy of their medical and financial information. It is estimated that the patients will spend over 200 hours themselves repairing the damage from a breach of their medical information. Is it any wonder that more and more patients are choosing to leave providers that do not adequately protect their information?



Why Is This Important

- ✓ With 70% of practices using untrained staff or consultant, How do you know if you are adequately protected?

- ✓ If you have not completed routine risk assessments, you run the risk of not passing compliance.

- ✓ Median Fines and Penalties are currently **$65,000** with additional accrued costs of up to **$400,000**.

- ✓ Impacting reputation which will result in lost referrals; which is the largest cost to a practice from a breach.

CAROSH

While most practices focus on the fines and penalties they may incur from a breach, more costly is from reputational harm resulting in lost patients and referrals drying up.

THE SOLUTION

The **Carosh Compliance Solution** brings a Propriety Compliance Platform to small-midsized independent providers at affordable prices (*Cost of $3,500 with 32 hours training per year*). Over 12 years of custom HIPAA consulting, leveraging our proprietary software HIPAA Suite® inclusive of a 2-day workshop HIPAA Express®.

- ✓ Risk Assessments
- ✓ Median Plans
- ✓ Customized Policies, Procedures and Safeguards
- ✓ Training (Passing Regulatory Compliance)
- ✓ One Year 3-Seat License for HIPAA Suite® to manage HIPAA Compliance Program (System)

CAROSH

Carosh's HIPAA Express® and HIPAA Suite® have already achieved extraordinary results generating an enviable client retention rate and client satisfaction scores while generating a stable and growing revenue base.



CLIENT
TESTIMONIALS
CAROSH

"I have been using HIPAA Express for 4 years. The HIPAA compliance workshop gives me more confidence in navigating through the system and is a great way to keep track of everything I need if I were to be investigated. I was pleased to be able to take the workshop on-line. There was ample opportunity to ask questions and things were explained in a manner that was easy to understand." Read More....
— Kathy
CPC Administrator Lucas County IA
" You can never be educated enough about HIPAA, it is a pretty intense topic which requires a lot of knowledge to protect your organization. HIPPA Express and HIPAA Suite are valuable tools that makes our lives much easier and guides us to make sure that we are reporting correctly and that we are utilizing all departments." Read More....
— Bobbie
Case Management, Cedar County IA
"It has given me a calm about moving forward and being in compliance, with no fear about what the future is going to hold because I'm going to be in compliance. If I use the very steps that you all have provided today it's going to happen, it's not a problem, and it's just one less thing." Read More....
— Sheryl
Owner of a family crisis center
"It gives you real simple instructions on how if you take those steps. each and every step, that there's no way you can't be in compliance." Read More....
— Phillip
Mental health therapist
CAROSH

Starting with our initial client Lenovo computers in Morrisville, NC, Carosh has built a portfolio of clients across its target industry verticals.

Business Model

Leveraging of an annual revenue of $400,000 and a renewal rate of in excess of 97%.
Our goal is to double our sales each year through 2027.

	2023	2024	2025	2026	2027
Consulting Revenue	$546,492	$455,995	$485,489	$492,903	$787,960
Consulting Expenses	(203,744)	(183,370)	(183,370)	(198,039)	(303,660)
Subtotal	**$342,748**	**$272,626**	**$302,119**	**$294,864**	**$484,300**
Express					
HIPAA Express Revenue	$320,000	$1,827,200	$4,111,974	$8,406,004	$10,741,282
HIPAA Express Expenses	(81,250)	(473,500)	(1,094,750)	(2,308,750)	(2,308,750)
Subtotal	**$238,750**	**$1,353,700**	**$3,017,224**	**$6,097,254**	**$6,097,254**
Total Sales	**$866,492**	**$2,283,195**	**$4,597,463**	**$9,062,637**	**$11,529,242**
Gross Profit	$581,498	$ 1,626,326	$3,319,343	$6,489,835	$6,581,554
Overhead	(206,205)	(340,008)	(1,170,531)	(2,002,382)	(2,303,544)
EBIT	$375,293	$1,286,318	$2,148,812	$4,487,453	$4,278,010

Harnessing our experience across the field, experience in software development, consulting, and healthcare, Carosh has built a portfolio of product and service offerings that uniquely address the specific needs of our clients.

Competitive Landscape

Competitors in our market consist of

Our solution differs from our competitors by



Small independent practices providing custom consulting

Lack of qualified personnel

Blending our HIPAA Express with our HIPAA Suite to deliver quality with our price point h efficiently

Our services comes with a money back and quality guarantee

Ultimately our competitive advantages stem from the quality of our team and our superior technology

CAROSH

MARKETING CAMPAIGNS



Monthly Lunch & Learn Webinars

Speaking Engagements at National & State Industry Conferences

Delivery of Bi-monthly Newsletter

Delivery of quality information on HIPAA

Engage Industry Thought Leaders

Re-launch of HIPAA Happy Hour Networking Events

Qualify leads generated from the above & in-bound inquiries

Phone and F2F Engagement

CAROSH

Our Goal is to receive a lifetime revenue multiple of 23x our client acquisition costs



Sales Strategy — Relies heavily on building a robust Value-Added Reseller (VAR) Network

VAR Offering — Additional revenue stream to their current clients through the resale of HIPAA Suite® and HIPAA Express® A new revenue stream from an expanding client base

VAR Support — Sales (and technical training) Co-op marketing dollars Providing them with Qualified Leads

CAROSH

SALES CYCLE



Given the "prospect" is already familiar with Carosh and our services, the process includes:

Once a lead is qualified

Our sales cycle averages 45 days.

Introducing our HIPAA Express and attempting to close on their attendance

Delivery of our bi-monthly newsletter

A periodic invitation to our Lunch and Learns

Periodic announcement of a

If the prospect is still not ready to conduct the Challenge or Express,

If the prospect is not ready to commit to a HIPAA Express we attempt to close on our

HIPAA Express® to be conducted
in their local area
they go into a 180-day
drip marketing campaign
consisting of:
$100 Challenge.
CAROSH

Each of our service and product offerings are designed to allow our clients to journey on a path to compliance that meets their specific needs and resource availability. Our on-demand access to our products and services reduces the disruption of the organization's practice, letting them focus on managing their practice instead of experiencing frustration attempting to achieve compliance.

How the Carosh System works:

1. The practice attends a 2-day HIPAA Express® workshop where they are guided through the compliance process. Using our HIPAA Suite® platform each attendee leaves the HIPAA Express® workshop with a fully completed security and privacy risk assessment and their related remediation plans. Having experienced HIPAA Suite® during the workshop, each participant has been fully trained in the use of this industry leading platform.

2. After the HIPAA Express® workshop, the attendee attends six 1-hour sessions to customize policies, procedures and safeguards. The attendee and their staff also complete 10-15 minute quarterly HIPAA trainings that comply with the training requirements of the HIPAA regulations.

3. After completing these requirements, the HIPAA Express® attendee is positioned to maintain their compliance. To incentivize this ongoing compliance, Carosh provides both on-going guidance AND a $100,000 guarantee.

Carosh's HIPAA Suite® has been designed for flexibility for a variety of organizational uses. From the sole practitioner to a holding company managing a portfolio of practices, HIPAA Suite® delivers unparalleled features and functionality at a price point which provides exceptional value to the user.



Roger Shindell
MS, CHPS, CISA, CIPM
President & Chief Executive Officer
Stephanie Lathrop
SHRM-CP, CHPC
Chief Operations Officer
Greg Rakas
Chief Sales Officer





Our Team has over 45 years in healthcare, technology and auditing, with 20 years in HIPAA compliance.

Our CEO has participated in raising over $5.1 in private equity for previous ventures. Growing companies to $41M exits



Pamela Coley
VP Operations
Olha Vakuliuk
Director, Digital
Robert O'Meara
Chief Technology Officer





VAR Solutions
Marketing

Our Team has over 45 years in healthcare, technology and auditing, with 20 years in HIPAA compliance.

Our CEO has participated in raising over $5.1 in private equity for previous ventures. Growing companies to $41M exits

Our leadership has a long history of solving challenging technical and operational problems and building industry-creating software solutions in healthcare. Additionally, the team has significant operating experience in healthcare startups, as well as HR, and private equity.

CAROSH
COMPLIANCE SOLUTIONS
Our current cash flow is sufficient to support our current needs
The funding we are raising is to support the new marketing efforts
The use of funds raised will be on the next slide...

USE OF FUNDS
Funds in Reserve 10%
Cost of raise 7%
Launch Rev 2 of HIPAA Suite 20%
Sales and Marketing Hire Chief Sales Officer - 6 months of salary 24%
Sales and Marketing Outsourced Chief Marketing Officer 10%
Sales and Marketing Additional inititatives 29%
CAROSH



Use of Funds - Full Fund Raise		
Cost of Raise	7.5%	$18,750
Sales and Marketing		
Hire Chief Sales Officer - 6 months of salary	24%	$60,000
Outsourced Chief Marketing Officer	10%	$24,000
Additional initiatives	29%	$72,000
Launch Ver 3 of HIPAA Suite	20%	$50,000
Funds in Reserve	10%	$25,250

More than half, 63% of our funds raised will go to sales and marketing initiatives. An additional 20% of the funds raised will go to the launch of HIPAA Suite® as a stand-alone product.

INVESTMENT DETAILS





- ✓ We are raising $250,000 through Wefunder: https://wefunder.com/carosh.compliance.solutions
- ✓ The investment is a 36-month convertible note earning 3.5% per year
- ✓ The annual interest is being accrued, to keep from causing a non-cash taxable event
- ✓ The conversion will be for 12% of the Company but we are offering a 20% premium for the first $76,000 invested
- ✓ We have already raised over $63,000 and drawn down
- ✓ Along with the note/equity you will get an equal amount of our services to use, or non-for-profit.
- ✓ How will you exit the investment?
  - At the time of their conversion, we will offer a pay-out on the note as an alternative, but based on the then value of the company. Or you can take the conversion and wait for a future offer for your equity.

CAROSH

We are offering 2 levels of premiums to our investors. The first $67,000 of investment funds will receive a 20% premium on their investment. Other investors will receive, with the investment, a premium consisting of a package of Carosh products and services. These service packages are transferable from the investor to any organization in need of the services.

SUMMARY

- ✓ Carosh is a stable, growing company with significant cash flow.
- ✓ Your investment is analogous to *"throwing gas on the fire"*
- ✓ Our products and services are not replicated in the market.
- ✓ Currently we don't have significant organized competition.
- ✓ Our Management Team consists of industry experienced successful individuals covering all the required areas for success.
- ✓ Your investment carries no risk given that you will also receive the same amount of your investment in services.
- ✓ We expect to provide an attractive multiple to your investment.
- ✓ Even though we are a private company, there is a built-in exit opportunity to free up your investment dollars.



CAROSH

QUESTIONS

Carosh Compliance Solutions, LLC
wefunder.com/carosh.compliance.solutions
www.Carosh.com
rshindel@Carosh.com
Support@Carosh.com
219-230-9000

CAROSH